Exhibit 99.1

NLS Pharmaceutics Ltd. Announces Pricing of $20.0 Million Initial Public Offering

STANS, Switzerland – January 28, 2021 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage pharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces the pricing of its initial public offering of 4,819,277 units at a price of $4.15 per unit. Each unit consists of one common share and one warrant to purchase one common share (the “Warrants”). The common shares and Warrants are immediately separable from the units and will be issued separately. The common shares and Warrants have been approved for listing on the Nasdaq Capital Market under the symbols “NLSP” and “NLSPW,” respectively, and are expected to begin trading on January 29, 2021. NLS expects to receive gross proceeds of approximately $20.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses. The Warrants are exercisable immediately, expire five years from the date of issuance and will have an exercise price of $4.15 per share. The offering is expected to close on February 2, 2021, subject to customary closing conditions.

Maxim Group LLC is acting as book-running manager and Brookline Capital Markets, a division of Arcadia Securities, LLC is acting as co-manager for the offering. NLS has granted the underwriters a 45-day option to purchase up to an additional 722,891 common share and/or Warrants to purchase 722,891 common shares, or any combination thereof, to cover over-allotments, if any.

The offering is being conducted pursuant to the Company's registration statement on Form F-1 (File No. 333-236797) previously filed with and subsequently declared effective on January 28, 2021 by the Securities and Exchange Commission (“SEC”). A prospectus relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this offering, when available, may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss-based clinical-stage pharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience® is a proprietary controlled release formulation of mazindol (mazindol CR), and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin receptor 2 agonist, which has been used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS completed a phase 2 study in the U.S. evaluating mazindol CR in adult subjects with ADHD. The study met all primary and secondary endpoints and was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the expected gross proceeds from the offering, timing of the closing of the offering and the expected time for the beginning of trading in its common shares and Warrants on the Nasdaq Capital Market. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS's products may not be approved by regulatory agencies, NLS's technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS's process; NLS's products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS's patents may not be sufficient; NLS's products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate and Investor Relations contact

Alex Zwyer, CEO: +41 41 618 80 00

www.nlspharma.com

SOURCE NLS Pharmaceutics Ltd.